UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   ____________

                                   SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)<F1>


   <F1>

     THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                               NEWMONT GOLD COMPANY
                                (NAME OF ISSUER)

                          Common Stock ($.01 par value)
                          (TITLE OF CLASS OF SECURITIES)

                                    651637100
                                  (CUSIP NUMBER)

                                   ____________



     CUSIP No. 651637100                              13G                                  Page 2 of 5 Pages


        1   NAME OF REPORTING PERSON  Newmont Mining Corporation
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  13-1806811


        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) ( )
                                                                                                      (b) ( )

        3   SEC USE ONLY


        4   CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    5      SOLE VOTING POWER                 101,972,659
       REPORTING PERSON WITH                          6      SHARED VOTING POWER               -0-

                                                      7      SOLE DISPOSITIVE POWER            101,972,659

                                                      8      SHARED DISPOSITIVE POWER          -0-
        9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               101,972,659


       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                                                     ( )


       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               90.5%
       12   TYPE OF REPORTING PERSON

               CO

                                   SCHEDULE 13G

                                 Amendment No. 3

   This amendment No. 3 is being filed to amend the information contained in
   Item 4.

   ITEM 4.   OWNERSHIP.

        (A)  AMOUNT BENEFICIALLY OWNED:

        101,972,659 shares of Common Stock, which includes 2,450,351 shares of Common Stock issuable pursuant to options (the
        "Options") granted to Newmont Mining Corporation ("Newmont Mining") by Newmont Gold Company ("Newmont Gold"), and 4,651,163 shares of Common Stock issued pursuant to a Stock Purchase Agreement dated as of January 15, 1996 between Newmont Mining and Newmont Gold.

        (B)  PERCENT OF CLASS:

        90.5%

        (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

             101,972,659

        (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

             0

        (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             101,972,659

        (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

             0


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   NEWMONT MINING CORPORATION

   February 14, 1997               By /s/  Timothy J. Schmitt

                                   Name:        Timothy J. Schmitt
                                   Title:       Vice President and Secretary